Filed Pursuant to Rule 424(b)(3)

Registration No. 333-129210

PROSPECTUS

714,285 Shares

SHOE PAVILION, INC.

Common Stock

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the shelf registration process. It relates to the public offering, which is not being underwritten, of up to 714,285 shares of our common stock that are currently held or may be held by the selling stockholder. Of the shares included in this prospectus, 571,428 are issuable upon conversion of outstanding preferred stock and 142,857 shares are issuable upon exercise of outstanding warrants owned by the selling stockholder.

This prospectus may also be used by the selling stockholder’s pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. See the section entitled “Principal and Selling Stockholders” on page 10 for information pertaining to the selling stockholder. We issued all of these securities to the selling stockholder in a transaction not involving any public offering.

The selling stockholder may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement.

For additional information on the methods of sale that may be used by the selling stockholder, see the section entitled “Plan of Distribution” on page 11. We will not receive any of the proceeds from the sale of these shares. If the warrants are exercised, we will receive the proceeds. We will bear the costs relating to the registration of these shares.

Our common stock is listed on the Nasdaq Capital Market under the symbol SHOE. On January 26, 2006, the last sale price of our common stock was $9.64 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated January 26, 2006

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

THE COMPANY

We are an independent off-price footwear retailer that offers a broad selection of designer label and name brand merchandise for women, men and children. As of December 31, 2005, we operated 90 retail stores, including an internet store, in California, Washington, Oregon, Arizona and Nevada under the trade name Shoe Pavilion. Prior to opening stores in Arizona in 2004 and Nevada in 2005, we were exclusively on the West Coast. Our business plan anticipates that by the end of fiscal 2006 we will open up to 18 more stores and that we will expand into Texas and New Mexico. At the present time we expect to fund our store expansion from cash flow, tenant improvement allowances and borrowings under our credit facility. We also have available approximately $2.8 million in net proceeds from a private equity financing that we completed in October 2005.

We offer quality designer and name brand footwear such as Converse, Steve Madden, Reebok, Sketchers, Kenneth Cole, Cole Haan and Nine West, typically at 20% to 60% below regular department store prices. Such price discounts appeal to value-oriented consumers seeking quality brand name footwear. We are able to offer lower prices by selectively purchasing from manufacturers at significant discounts through: (i) negotiating favorable prices with domestic manufacturers by ordering branded make-up merchandise which have slight design modifications from those offered to full price retailers; (ii) opportunistic purchases of in-season branded footwear; and (iii) sourcing in-season name brand and branded design merchandise directly from factories in Italy and China. During 2005, we purchased footwear merchandise from over 100 domestic and international vendors, independent resellers and manufacturers.

Our stores use a self-service format that allows inventory to be stored directly under a displayed shoe, thereby eliminating the need for a stockroom and significantly increasing retail floor space. The functionality and simplicity of this format enable flexible store layouts that can be easily reconfigured to accommodate a new mix of merchandise. Moreover, this format allows customers to locate all available sizes of a particular shoe and to try them on for comfort and fit without a salesperson’s assistance, thereby reducing in-store staffing needs and allowing customers to make independent purchasing decisions.

Our stores are based upon a standardized concept that offers a bright, clean, low maintenance and functional shopping environment to customers interested in purchasing quality men’s, women’s and children’s value priced footwear. The stores are strategically located in strip malls, outlet centers and downtown locations, frequently in close proximity to other off-price apparel retailers that attract similar customers. Currently, the average size of our stores is approximately 9,000 square feet. Our long-term strategy, however, is to operate primarily from stores in the 18,000 to 20,000 square foot range. The average square footage of the stores we intend to open during 2006 will be approximately 18,000 square feet. Consequently, we expect the average size of our stores to increase for the foreseeable future.

Shoe Pavilion, Inc. was incorporated in Delaware in November 1997 and is the successor to Shoe Pavilion Corporation (formerly Shoe Inn, Inc.), which was incorporated in Washington in 1983. Our executive offices are located at 13245 Riverside Drive, Suite 450, Sherman Oaks, California 91423, and our telephone number is (818) 907-9975. Our website is located at www.shoepavilion.com. The information contained on our website is not part of this prospectus.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference herein, including our consolidated financial statements and related notes.

We intend to open new stores at an increased rate compared to the last several years, which could strain our resources and have a material adverse effect on our business and financial condition and results of operations.

We intend to open approximately 18 new stores by the end of fiscal 2006. We expect to achieve this goal by expanding into Texas and New Mexico and opening more stores in the five states in which we presently have operations. The success of our planned expansion will be significantly dependent upon the adequacy of our capital resources as well as our ability to locate suitable store sites and negotiate acceptable lease terms. In addition, there are a number of other factors that could affect our expansion plans, including the ability to: build-out new store sites on a timely and cost-effective basis; hire, train and retain employees; and expand and adapt our operational systems to serve a larger number of stores in an expanded geographic region. There can be no assurance that we will achieve our planned expansion or that any such expansion will be profitable. In addition, there can be no assurance that our expansion within our existing markets will not adversely affect the financial performance of our existing stores or our overall operating results, or that new stores will achieve net sales and profitability levels consistent with existing stores. Because our future revenue growth is dependent on new store openings, any postponement or reduction in store openings could have a material adverse effect on our business, financial condition and results of operations.

As part of our expansion planning, we regularly evaluate the adequacy of our existing systems and procedures, including inventory and distribution procedures, store management, financial controls and management information systems. There can be no assurance, however, that we will anticipate all of the changing demands that expanded operations may impose on such systems. Failure to adapt our internal systems or procedures as required could have a material adverse effect on our business, financial condition and results of operations. As a result, we may be unable to open new stores at the rates expected or at all. If we fail to successfully implement our growth strategy, the opening of new stores could be delayed or prevented, could cost more than anticipated and could divert resources from other areas of our business, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our credit facility contains many customary covenants, terms and conditions that may impact our ability to access borrowings to fund our expansion.

Our current expansion plan anticipates funding new store openings in 2006 from cash flow, the net proceeds from a recent $3.0 million private equity financing, tenant improvement allowances and from borrowings under our credit facility.

We maintain a credit facility with Wells Fargo Retail Finance, LLC that provides for a credit facility of up to $20 million, including a $5.0 million sublimit for the issuance of letters of credit. The loan agreement contains conditions on borrowings, payment of dividends, capital expenditures and other covenants. Since entering into the loan agreement in 2003, we have sought and have received various modifications of the terms and conditions. Most recently, we entered into the third amendment to the loan agreement, which extended its term from April 18, 2006 to July 31, 2009. We currently are subject to a capital expenditures limit of $6.0 million, of which $3.0 million is designated for capitalized leases. Therefore, we will require an amendment to the credit facility or a waiver of this provision in order to execute our growth plan for the current fiscal year. Inasmuch as Wells Fargo Retail Finance has no obligation to cooperate with us in this regard, there is no assurance that we will be successful in fully implementing our 2006 plans.

Historically, we have closed an underperforming store at the conclusion of the store’s lease term. If we are unable to close an underperforming store because the lease has not expired, we could suffer operating losses at such store until the lease ends or we otherwise restructure or buy out the lease.

We actively monitor individual store performance and close underperforming stores at the conclusion of the lease term. In certain instances, we may be unable to close an underperforming store on a timely basis because of lease terms. The inability to close one or more underperforming stores on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons, which, in turn, may impact the price for our common stock.

Historically, our comparable store sales have fluctuated widely. Although we are endeavoring to achieve consistent growth in comparable store sales, there can be no assurance that we will not continue to experience volatility in comparable store sales. We define comparable stores as those stores that have been open for at least 14 consecutive months. Stores open less than 14 consecutive months are treated as new stores, and stores closed during the period are excluded from comparable store sales. For the fiscal year ended December 31, 2005, our comparable store sales increased 6.9% from the same period last year. Our comparable store sales increased 3.9% in 2004 and decreased 3.9% and 1.0% in 2003 and 2002, respectively. Because of the wide fluctuations in comparable store sales, investors may have difficulty consistently assessing our growth potential.

A decline in general economic conditions could lead to reduced consumer demand for our footwear and accessories.

Consumer spending habits, including spending for the footwear and related accessories that we sell, are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, prevailing interest rates, income taxes and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns may be influenced by consumers’ disposable income. The recent increase in gasoline and energy prices and the rise in the rate of inflation are examples of economic developments that could impact consumer spending habits.

Consumer confidence is also affected by the domestic and international political situation. The outbreak or escalation of war, or the occurrence of terrorist acts or other hostilities in or affecting the United States, could lead to a decrease in spending by consumers. In the event of an economic slowdown, we could experience lower net sales than expected on a quarterly or annual basis and be forced to delay or slow our expansion plans.

We may be unable to anticipate and respond to fashion trends and consumer preferences in the markets in which we operate, which could adversely affect our business, financial condition and results of operations.

Our merchandising strategy is based on identifying each region’s customer base and having the proper mix of products in each store to attract our target customers in that region. This requires us to anticipate and respond to numerous and fluctuating variables in fashion trends and other conditions in the markets in which our stores are situated. A variety of factors will affect our ability to maintain the proper mix of products in each store, including:

•	Variations in local economic conditions, which could affect our customers’ discretionary spending;

•	Unanticipated fashion trends;

•	Our success in developing and maintaining vendor relationships that provide us access to in-season merchandise at attractive prices;

•	Our success in distributing merchandise to our stores in a timely and efficient manner; and

•	Changes in weather patterns, which in turn affect consumer preferences.

If we are unable to anticipate and fulfill the merchandise needs of each region, we may experience decreases in our net sales and may be forced to increase markdowns to slow-moving merchandise, either of which could have an adverse effect on our business, financial condition and results of operations.

Our business is based on maintaining good long-term relationships with our vendors. Because we do not have long-term purchase agreements with any of our vendors, our ability to purchase quality merchandise under favorable terms and conditions is dependent on our being on good business terms with our vendors.

Our future success will be significantly dependent on our ability to obtain merchandise that consumers want to buy, particularly name brand merchandise with long-term retail appeal, and to acquire such merchandise under favorable terms and conditions. In 2004, our top ten suppliers accounted for approximately 44% of our inventory purchases. The deterioration of our relationship with any key vendor or vendors could result in delivery delays, merchandise shortages or less favorable terms than we currently enjoy. We deal with our suppliers on an order-by-order basis and have no long-term purchase contracts or other contractual assurances of continued supply or pricing. As our operations expand, our demand for off-price inventory will continue to increase. Our footwear purchases typically involve manufacturing makeups and opportunistic purchases. Our inability to obtain a sufficient supply of readily salable, high margin inventory, to negotiate favorable discount and payment agreements with our suppliers or to sell large inventory purchases without markdowns could have a material adverse effect on our business, financial condition and results of operations.

Our failure to retain our existing senior management team and to continue to attract qualified new personnel could adversely affect our business.

Our future success will be dependent, to a significant extent, on the efforts and abilities of our executive officers. Dmitry Beinus, the founder, chairman, president and chief executive officer of our company, has primary responsibility for all major business decisions, including expansion into new states and regions, advertising, promotion and marketing activities. The loss of the services of any one of our executive officers, and Mr. Beinus in particular, could have a material adverse effect on our operating results. In addition, our continued growth will depend, in part, on our ability to attract, motivate and retain skilled managerial and merchandising personnel. There can be no assurance that we will be able to retain a substantial percentage of our existing personnel or attract additional qualified personnel in the future.

Our business is subject to seasonality and quarterly fluctuations which may, in turn, affect the price of our common stock.

We have experienced, and expect to continue to experience, seasonal fluctuations in our net sales and net income. Historically, net sales and net income have been weakest during the first quarter following the holiday season. Our quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the level of net sales contributed by new stores, merchandise mix, the timing and level of price markdowns, availability of inventory, store closures, advertising costs, the success of advertising campaigns, competitive pressures and changes in the demand for off-price footwear.

We have one distribution center. The loss or disruption of this center could have an adverse effect on our business and operations.

Most of the inventory we purchase is shipped directly from vendors to a single centralized distribution center in Chino, California, where the inventory is then processed, sorted and shipped to our stores. Because a substantial portion of the inventory first goes through the Chino distribution center, any disruption at this site could negatively impact our receiving and distribution process. Although we maintain business interruption and property insurance there can be no assurance that the insurance would be sufficient or that any insurance proceeds would be timely paid out to us.

Substantially all of our merchandise comes from foreign sources. Consequently, our business is subject to many of the risks associated with international trade.

We purchase in-season name brand and branded-design merchandise directly from factories in Italy and China. We have no long-term contracts with direct manufacturing sources and compete with other companies for production facilities. All of the manufacturers with which we conduct business are located outside of the United States, and we are subject to the risks generally associated with an import business, including foreign currency fluctuations, unexpected changes in foreign regulatory requirements, disruptions or delays in shipments and the risks associated with United States import laws and regulations, including quotas, duties, taxes, tariffs and other restrictions. There can be no assurance that the foregoing factors will not disrupt our supply of directly-sourced goods or otherwise adversely impact our business, financial condition and results of operations in the future.

Our profitability may be negatively impacted by inventory shrinkage caused by customer and employee theft.

The retail industry is subject to theft by customers and employees. Because we use a self-service format, where shoppers have access to both shoes of a pair, we must maintain substantial store security. Although we maintain enhanced security resources and procedures, there can be no assurance that we will not suffer from significant inventory shrinkage in the future, which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to compete favorably in the highly competitive retail footwear market.

The retail footwear market is highly competitive, and we expect the level of competition to increase. We compete with off-price and discount retailers (e.g., Nordstrom Rack, Payless ShoeSource, Ross Dress for Less and Famous Footwear), branded retail outlets (e.g., Nine West), national and regional retail stores (e.g., DSW Shoe Warehouse, Nordstrom, Marshalls, Macy’s, Sears, J.C. Penney, Loehmann’s, Robinsons-May and Mervyn’s), traditional shoe stores and mass merchants. Many of these competitors have stores in the markets in which we now operate and in which we plan to expand. Many of our competitors have significantly greater financial, marketing and other resources than we have. In addition, there can be no assurance that in the future new participants will not enter the off-price segment of the footwear market. Competitive pressures resulting from competitors’ pricing policies could materially adversely affect our gross margins. There can be no assurance that we will not face greater competition from other national, regional or local retailers or that we will be able to compete successfully with existing and new competitors. Our inability to respond to such competition could have a material adverse effect on our business, financial condition and results of operations.

The liquidity of our common stock may be adversely impacted by the fact that our largest stockholder owns over 62% of our outstanding common stock.

Dmitry Beinus, our Chairman of the Board, President and Chief Executive Officer, owns approximately 62% of our outstanding common stock. As a result, Mr. Beinus is able to decide all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The concentration of stock ownership also has the effect of preventing a change in control without Mr. Beinus’ explicit consent. Because Mr. Beinus owns 4,300,000 shares out of the 6,927,771 outstanding shares of common stock, our stock is relatively thinly traded. Although, this prospectus registers up to an additional 571,428 shares of common stock that are issuable upon the conversion of certain shares of non-voting preferred stock and another 142,857 shares of common stock issuable upon the exercise of certain warrants, Mr. Beinus would still hold 57.2% of our outstanding shares of common stock if all of the preferred stock were converted and all of the warrants were exercised.

Future sales of our common stock by the selling stockholder could decrease the trading price of our common stock.

Sales of a large portion or all of the shares offered by this prospectus, or the potential for such sales, could decrease the trading price of our common stock and could impair our ability to raise capital through future sales of our common stock. This prospectus registers for sale 571,428 shares of common stock issuable upon conversion of the preferred stock and another 142,857 shares of common stock issuable upon the exercise of warrants. If all the shares of preferred stock were converted and the warrants were fully exercised by the selling stockholder the availability for public sale of 714,285 additional shares of common stock could cause the trading price of our common stock to fall.

Conversion of the selling stockholder’s preferred stock and/or exercise of its warrants could result in dilution to the existing holders of our common stock.

As of December 31, 2005, we had outstanding a total of 6,927,771 shares of common stock. In order for the selling stockholder to sell any of the 714,285 shares offered for resale by this prospectus, the selling stockholder will be required to convert its preferred stock and/or exercise its warrants. Assuming full conversion and exercise, the total number of shares of common stock that we would then have outstanding would be 7,642,056. This increase would have a per share dilutive effect on the shares outstanding before such conversion or exercise, meaning that earnings per share might decrease even if our net income increases because we will have more shares outstanding. Our existing common stockholders would also own a smaller percentage of our company.

We do not expect to pay dividends in the foreseeable future.

We anticipate that our future earnings will be used principally to finance our store expansion. Consequently, we do not intend to pay cash dividends in the foreseeable future. Also, the secured revolving credit facility we maintain with Wells Fargo Retail Finance, LLC prohibits the payment of cash dividends.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”)) and information relating to us that are based on the beliefs of the management of the company as well as assumptions made by and information currently available to the management of the company. Statements that are not based on historical facts, which can be identified by the use of such words as likely, will, suggests, target, may, would, could, anticipate, believe, estimate, expect, intend, plan, predict, and similar expressions and their variants, are forward-looking. Such statements reflect the judgment of the company as of the date of this prospectus and they involve many risks and uncertainties, such as those described below and those contained in the section entitled “Risk Factors.” These factors could cause actual results to differ materially from those predicted in any forward-looking statements and they include any accounting adjustments made during the close of any of our quarters, general economic conditions and the pace of consumer spending, our inability to sufficiently anticipate market trends, higher than anticipated expenses the company may incur or our expansion into new states and regions fails to produce the expected growth in revenues and earnings. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We undertake no obligation to update forward-looking statements.

USE OF PROCEEDS

We will receive no part of the proceeds of any sales or transactions made by the selling stockholder (and/or its respective pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer). All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholder. Of the shares of common stock covered by this prospectus, 71,429 shares are shares underlying warrants with an exercise price of $8.00 per share and 71,428 shares are shares underlying warrants with an exercise price of $11.00 per share. Assuming all warrants are fully exercised by the holders, which we cannot guarantee, we will receive approximately $1,357,140 in proceeds from the exercise of these warrants. We intend to use the proceeds from the exercise of the warrants, if any, for general corporate purposes, including working capital and capital expenditures. See the sections entitled “Selling Stockholder” and “Plan of Distribution” below.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at November 30, 2005, and after the offering by the selling stockholder, for

•	each person whom we know beneficially owns more than five percent of our common stock;

•	each of our directors;

•	each of our executive officers named in the executive compensation table in our proxy statement filed with the SEC on April 13, 2005;

•	all of our directors and executive officers as a group; and

•	the selling stockholder.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of November 30, 2005 through the exercise of any stock option, warrant or other right. Except to the extent indicated in the footnotes, the selling stockholder has sole voting and investment power with respect to the shares shown as beneficially owned.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

The shares offered for sale by Magnetar Capital Master Fund, Ltd., the selling stockholder, are issuable upon conversion of preferred stock and exercise of warrants that were acquired in a private placement that closed on October 3, 2005. Magnetar Master Fund, Ltd. is an accredited institutional investor and was the sole purchaser in the private offering. No estimate can be given as to the amount of shares that will be held by the selling stockholder after completion of this offering because the selling stockholder may offer for sale some or all of the shares, in its discretion, and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares of which we are aware. The shares offered by this prospectus may be offered from time to time by the selling stockholder named below. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

Applicable percentage ownership before the offering is based upon 6,807,771 shares of common stock outstanding at November 30, 2005. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 30, 2005 and shares of common stock that are issuable upon conversion of outstanding preferred stock that is convertible within 60 days of November 30, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person in calculating the “before the offering” percentages. However, the “after the offering” percentages for all persons listed in the table do assume the common stock issuable upon conversion of the selling stockholder’s preferred stock and exercise of the warrants owned by selling stockholder because such conversion and exercise is required before the selling stockholder can sell its stock in this offering. Beneficial ownership representing less than one percent is denoted with an “*.”

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Shares Being Offered by this Prospectus (1)	Percentage of Shares Beneficially Owned
				Before the Offering	After the Offering
Dmitry Beinus 13245 Riverside Drive, Suite 450 Sherman Oaks, CA 91423	4,300,000		0	63.2%	57.2%
Magnetar Capital Master Fund, Ltd.(2) 1603 Orrington Avenue, 13th Floor Evanston, IL 60201	722,079	(3)	714,285	9.6%	*
Jack Roth 1801 Century Park East Los Angeles, CA 90067	691,612	(4)	0	10.2%	9.1%
Robert R. Hall	90,000	(5)	0	1.3%	1.2%
John D. Hellmann	120,000	(6)	0	1.7%	1.6%
Denise Ellwood	15,000	(7)	0	*	*
David H. Folkman	15,000	(8)	0	*	*
Peter G. Hanelt	19,000	(8)	0	*	*
All directors and executive officers as a group (6 persons)	4,559,000	(9)	0	64.6%	58.7%

(1)	This prospectus also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(2)	Magnetar Capital Master Fund, Ltd. is a Cayman Islands company advised by Magnetar Financial LLC, a Delaware company that is a registered investment advisor. Magnetar Financial LLC is owned by Magnetar Capital Partners LLC, a Delaware limited liability company. Alec Litowitz owns the majority interest in Supernova Management LLC, a Delaware limited liability company which, in turn, owns approximately 95% of Magnetar Capital Partners LLC. Mr. Litowitz serves as the Manager of both Supernova Management LLC and Magnetar Capital Partners LLC.

(3)	Includes (i) 7,794 shares of common stock, (ii) 571,428 shares of common stock issuable upon conversion of the preferred stock and (iii) 142,857 shares of common stock issuable upon exercise of warrants owned by the selling stockholder.

(4)	Includes 136,350 shares of common stock owned by members of Mr. Roth’s family, or foundations or 401(k) plans established by or for the benefit of family members. As to these shares, Mr. Roth shares power to dispose or direct the disposition of such shares, but he does not have the power to vote or to direct the voting of such shares. Mr. Roth disclaims beneficial ownership of all such shares. Without considering such shares, Mr. Roth owns 8.2% before the offering and 7.4% after the offering.

(5)	Includes 90,000 shares issuable upon exercise of outstanding options exercisable within 60 days of November 30, 2005.

(6)	Includes 120,000 shares issuable upon exercise of outstanding options exercisable within 60 days of November 30, 2005.

(7)	Includes 15,000 shares issuable upon exercise of outstanding options exercisable within 60 days of November 30, 2005.

(8)	Includes 12,500 shares issuable upon exercise of outstanding options exercisable within 60 days of November 30, 2005.

(9)	Includes 250,000 shares issuable upon exercise of outstanding options exercisable within 60 days of November 30, 2005.

PLAN OF DISTRIBUTION

We are registering 714,285 shares of common stock, or the “Shares,” on behalf of the selling stockholder. Of these Shares, 571,428 Shares are issuable upon conversion of outstanding preferred stock and 142,857 Shares are issuable upon exercise of outstanding warrants. These securities were issued on October 3, 2005 in a transaction not involving any public offering.

The selling stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD-R Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD-R IM-2440.

In connection with the sale of the Shares, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also sell shares of the common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent. Because the selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholder has advised us that it has not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the Shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholder.

We are required to pay certain fees and expenses incurred by the Company incident to the registration of the Shares. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the Shares may be resold by the selling stockholder without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, as amended, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon by Wickersham & Murphy, a Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of Shoe Pavilion, Inc. incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a restatement), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

•	GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or the “SEC.” In addition, we have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act, with respect to the shares of common stock offered hereby. You may read and copy any document that we file at the SEC’s public reference facilities, Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Our SEC filings are also available to you free of charge at the SEC’s website at http://www.sec.gov.

•	STOCK MARKET. Our common stock is traded on the Nasdaq Capital Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document. Our Exchange Act file number for all of these filings is 0-23669.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

•	Our Annual Report on Form 10-K for the fiscal year ended January 1, 2005, filed on March 31, 2005.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2005, filed on May 17, 2005.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005, filed on August 16, 2005.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2005, filed on November 15, 2005.

•	Our Definitive Proxy Statement, filed on April 13, 2005.

•	Our Current Report on Form 8-K, filed on April 7, 2005.

•	Our Current Report on Form 8-K, filed on May 12, 2005.

•	Our Current Report on Form 8-K, filed on July 7, 2005.

•	Our Current Report on Form 8-K, filed on August 12, 2005.

•	Our Current Report on Form 8-K, filed on September 27, 2005.

•	Our Current Report on Form 8-K, filed on October 4, 2005.

•	Our Current Report on Form 8-K, filed on October 6, 2005.

•	Our Current Report on Form 8-K, filed on November 28, 2005.

•	The description of our common stock contained in our Registration Statement on Form 8-A (Registration No. 0-23669), as filed with the SEC on February 26, 1998.

You may request free copies of these filings by writing or telephoning us at the following address:

Shoe Pavilion, Inc.

13245 Riverside Drive, Suite 450

Sherman Oaks, California 91423

Attention: Investor Relations

Telephone: (818) 907-9975